Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: December 21, 2004



List of materials


Documents attached hereto:


i) A press release regarding Semiconductor Production Capacity



                                                                      No.04-062E
                                                             December 21st, 2004

  Strengthening production capacity to increase the in-house sourcing of semiconductors, as the core of electronics products

Further enhancement in the vertical integration of products and semiconductors, development of differentiation and value-adding devices

   TOKYO, Japan, December 21st, 2004 - Sony Corporation today announces the expansion of Sony Semiconductor Kyushu Corporation's Kokubu Technology Center and Kumamoto Technology Center (hereafter Kokubu Tec. and Kumamoto Tec.). The purpose is to enhance the production environment of core semiconductors which are key in differentiating and adding value to electronics products. The construction of new production wings is targeted to start in May 2005, with an investment scale of approximately 60 Billion yen over 2005 and 2006.

   The investment announced today is intended to proactively produce semiconductors for integration into Sony electronics products; display related devices, such as the reflection-type LCD projection device, "SXRD" and the LCD driver, as well as imaging devices such as CCD and CMOS. This will further enhance the Sony Group's overall semiconductor related production environment. It will also contribute to the enhanced vertical integration of products and devices as well as improved competitiveness.

   In Kokubu Tec., approximately 10 Billion Yen* will be invested to construct a new production wing, leading to the expansion of clean-room area by 5,000 m2. This added production line will produce the LCD projection-use device "SXRD", and LCD driver ICs to be used in LCD TVs, where the market is very much expected to expand. Mass production is scheduled to start from Spring 2006.
                      * Investment for the production equipment is not included.

   In Kumamoto Tec., approximately 50 Billion Yen will be invested to construct a new production wing and introduce new production equipment. The new wing is a 2-layer structure clean-room with a total potential surface area of 20,000 m2. The investment this time will result in the installation of 5,000m2 of clean-room. The investment will also be used to introduce image sensor production equipment, and operations in this new facility are targeted to start from Spring 2006. In addition to CCDs, whose characteristics are high-resolution and small size, CMOS image sensor with strengths such as low power consumption and multi-function, will be added as production items, targeting expanded business opportunities in the imaging device market. In addition, the introduction of the LCD process for "SXRD" is also planned.


Outline of each of the facility, Kokubu Technology Center and Kumamoto
----------------------------------------------------------------------

Technology Center
-----------------

Company Name    : Sony Semiconductor Kyushu Corporation
Representative  : Kiyoshi Okubo, Representative Director(President)
Address         : Headquarters -> Fukuoka-city, Fukuoka Prefecture
                  Kokubu Tec.  -> Kokubu-Shi, Kagoshima Prefecture
                    Main products : Bi-polar IC, MOS IC, High-temperature
                                    Poly-silicon LCD, CCD, etc.
                  Kumamoto Tec.-> Kikuchi-gun, Kumamoto Prefecture
                    Main products : High-temperature Poly-silicon LCD, CCD, etc.

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                              <<Press Inquiries>>
      Corporate Communications, Sony Corporation Tel : +81-(0)3-5448-2200